May 11, 2010
John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4631

Re:	Quanta Services, Inc. Form 10-K for the year ended December 31, 2009 File No. 1-13831
Dear Mr. Hartz:
     We are providing the following response to the comment letter dated April 27, 2010 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2009 (our “Form 10-K”) filed by Quanta Services, Inc. (the “Company” or “Quanta”). The response provided below is numbered to correspond to the Staff’s comment, which has been reproduced herein for ease of reference. Unless otherwise indicated, all page numbers in our responses refer to our Form 10-K.
Form 10-K for the year ended December 31, 2009
Notes to the Consolidated Financial Statements
4. Acquisitions, page 89
1.	We note your response to our prior comment four and appreciate the additional information you have provided. Please ensure that you revise future filings to include disclosures regarding the key points you provided in your response.
Response:
We acknowledge the Staff’s comment and in future annual filings, the Company will revise its disclosures to include the key points provided in our previous response to the Staff’s comment referenced above, which were included in the Company’s previous response letter to the Staff dated April 19, 2010.

U.S. Securities and Exchange Commission
May 11, 2010

     We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (713) 985-6406 or by facsimile at (713) 629-7676.

Very truly yours,
/s/ James H. Haddox
James H. Haddox
Chief Financial Officer

cc:	James R. Ball
Chairman, Audit Committee

Ray Garcia
Assurance Engagement Partner
PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston, Texas 77002

Mindy Hooker
Tricia Armelin
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631